UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 10, 2026, Vertical Aerospace Ltd. (the “Company”) issued a press release in relation to executed and planned financing arrangements, as previously reported by the Company on its Reports on Form 6-K filed with the Securities and Exchange Commission, in each case on August 10, 2026. A copy of the press release is furnished as Exhibit 99.1 hereto.

Neither this Report on Form 6-K nor Exhibit 99.1 are intended to be incorporated by reference into any registration statements filed by the Company under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Vertical Aerospace Ltd. dated August 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 10, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer